SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934
For the month of February 2002

ELBIT LTD.

(Translation of Registrant's Name into English)

P.O. Box 286, Shefayim, Israel 60990
(Address of Principal Corporate Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

☑ Form 20-F ☐ Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

☐ Yes ☑ No

Attached hereto as Exhibit 1 and incorporated by reference herein is a copy of the Registrant's press releases dated February 26, 2002.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ELBIT LTD.
(Registrant)

By: ______________________
Name: Tal Raz
Title: Acting President and Chief Executive Officer and Chief Financial Officer

Dated: February 27, 2002.

EXHIBIT INDEX

Exhibit No.	Description
1.	Press release dated February 26, 2002.

EXHIBIT 1

Elbit Expects to Record Increased Losses in Fourth Quarter of 2001

SHEFAYIM, Israel--(BUSINESS WIRE)--Feb. 26, 2002--Elbit Ltd. (the ``Company'') (Nasdaq: ELBT - news) today announced that a number of items are likely to impact the Company's financial results for the fourth quarter of 2001 and year 2001:

- The Company expects to write off approximately $7.0 million resulting from the cessation of operations of Elbit's affiliate, Cell Data Ltd., and the recognition of the impairment of intangibles in certain subsidiaries of the Company. Approximately $4.0 million of the write-off is attributable to Cell Data Ltd., which was announced by the Company on January 21, 2002.
- The Company's board of directors has determined that a write-down of approximately $2.5 million in the market value of the shares of Cisco Systems, Inc. constitutes a permanent impairment.
- The payment of severance pay to the Company's former President and CEO in the sum of $1.3 million.
- The payment of fees to professional advisors and investment bankers engaged by the Company in connection with the proposed merger with Elron Electronic Industries Ltd., which are expected to amount to approximately $0.7 million.

The Company expects that its net loss in the fourth quarter of 2001 will be approximately $19.0 million, in comparison to the third quarter loss in 2001 of $5.8 million. The expected net loss for 2001 is forecasted to be approximately $31.0 million.
The above is preliminary and is subject to the completion of our annual audit, which is expected to be completed at the end of March 2002.

Statements in this press release which are not historical data are forward-looking statements which involve known and unknown risks, uncertainties or other factors not under the Company's control, which may cause actual results, performance or achievements of the Company to be materially different from the results, performance or other expectations implied by these forward-looking statements. These factors include, but are not limited to, those detailed in the Company's periodic filings with the Securities and Exchange Commission.